PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	September 30, 2015	December 31, 2014
ASSETS
Current Assets
Accounts receivable		$145.8	$148.1
Fair value of risk management contracts	12	251.1	299.6
		396.9	447.7
Fair value of risk management contracts	12	139.5	182.6
Other assets		74.8	60.4
Property, plant and equipment	2	4,143.7	4,786.8
Exploration and evaluation assets	3	495.0	490.1
Goodwill	4	126.0	202.2
TOTAL ASSETS		$5,375.9	$6,169.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	5	$15.0	$10.7
Accounts payable		204.7	352.9
Dividends payable		—	21.3
Fair value of risk management contracts	12	4.1	12.8
Current portion of long term debt	5	100.9	173.2
Current portion of provisions	6	15.3	27.3
		340.0	598.2
Fair value of risk management contracts	12	0.7	0.4
Convertible debentures		137.1	137.2
Long term debt	5	1,816.1	1,548.8
Provisions	6	761.8	760.7
Deferred income taxes	7	83.4	197.7
		3,139.1	3,243.0
Shareholders' Equity
Shareholders' capital	8	4,797.0	4,759.7
Contributed surplus		25.0	32.3
Deficit		(2,585.2)	(1,865.2)
		2,236.8	2,926.8

Subsequent events	14
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$5,375.9	$6,169.8
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2015 Financial Results	1

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2015	2014	2015	2014
REVENUES
Oil and gas sales		$211.9	$369.1	$661.7	$1,205.4
Royalties, net of incentives		(19.1)	(65.5)	(70.4)	(217.4)
		192.8	303.6	591.3	988.0
Realized gain (loss) on commodity risk management	12	84.5	(28.6)	229.3	(117.8)
Change in fair value of commodity risk management contracts	12	120.5	121.6	(85.9)	(4.2)
		397.8	396.6	734.7	866.0
EXPENSES
Operating		91.0	102.4	290.7	320.9
Transportation		12.3	6.5	35.9	22.1
General and administrative		25.6	25.6	81.6	76.5
Depletion, depreciation and amortization	2	120.8	128.5	350.4	389.3
Impairment	2,4	482.0	—	482.0	—
		731.7	263.0	1,240.6	808.8
OPERATING INCOME (LOSS)		(333.9)	133.6	(505.9)	57.2

Other (income) expense items
Unrealized loss on investment		—	5.0	—	5.0
(Gain) loss on disposition of properties		(0.1)	(19.7)	26.4	(1.9)
Unrealized foreign exchange loss	13	41.3	42.7	210.2	49.2
Realized foreign exchange (gain) loss	12,13	0.6	(0.8)	(91.2)	0.7
Interest and financing charges		28.5	17.2	76.0	56.9
Accretion	6	4.4	4.5	13.2	14.4
Other (income) expense		(0.5)	(0.1)	(1.7)	11.7
INCOME (LOSS) BEFORE TAXES		(408.1)	84.8	(738.8)	(78.8)
Deferred income tax (recovery) expense	7	(78.5)	32.6	(114.3)	(6.0)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(329.6)	$52.2	$(624.5)	$(72.8)
NET INCOME (LOSS) PER SHARE	11
Basic		$(0.61)	$0.10	$(1.16)	$(0.14)
Diluted		$(0.61)	$0.10	$(1.16)	$(0.14)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2015 Financial Results	2

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2015	2014	2015	2014
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(329.6)	$52.2	$(624.5)	$(72.8)
Non-cash items
Depletion, depreciation, amortization and accretion		125.2	133.0	363.6	403.7
Impairment	2,4	482.0	—	482.0	—
Deferred income tax (recovery) expense	7	(78.5)	32.6	(114.3)	(6.0)
Unrealized foreign exchange loss	13	41.3	42.7	210.2	49.2
Change in fair value of commodity risk management contracts	12	(120.5)	(121.6)	85.9	4.2
Share based compensation	9	1.4	5.0	10.4	13.4
(Gain) loss on disposition of properties		(0.1)	(19.7)	26.4	(1.9)
Other items		(0.6)	4.8	(0.7)	0.1
Foreign exchange derivative settlements	12	—	—	(93.9)	—
Funds flow from operations		120.6	129.0	345.1	389.9
Interest and financing charges		28.5	17.2	76.0	56.9
Expenditures on remediation	6	(5.1)	(4.9)	(12.1)	(17.4)
Change in non-cash operating working capital	10	(12.3)	24.9	(77.5)	29.3
		131.7	166.2	331.5	458.7
FINANCING
Dividends paid		(32.6)	(63.5)	(116.8)	(189.4)
Bank indebtedness	5	(12.2)	—	4.3	—
Long term debt repayment	5	(20.0)	—	(17.6)	—
Foreign exchange derivative settlements	12	—	—	93.9	—
Interest and financing charges paid		(36.3)	(30.9)	(94.4)	(82.4)
Proceeds from DRIP and stock option exercises		4.1	13.1	18.7	41.1
		(97.0)	(81.3)	(111.9)	(230.7)
INVESTING
Capital expenditures		(15.5)	(191.9)	(164.7)	(645.2)
Property acquisitions		(0.9)	(13.7)	(0.9)	(15.8)
Proceeds on property dispositions		3.1	43.0	27.1	63.5
Contributions to remediation trust funds and other items		(4.4)	(1.5)	(17.5)	(6.6)
Change in non-cash investing working capital	10	(17.0)	(12.0)	(63.6)	(30.4)
		(34.7)	(176.1)	(219.6)	(634.5)
CHANGE IN CASH AND CASH EQUIVALENTS		—	(91.2)	—	(406.5)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		—	133.2	—	448.5
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$—	$42.0	$—	$42.0
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2015 Financial Results	3

PENGROWTH ENERGY CORPORATION
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2015	2014	2015	2014
SHAREHOLDERS' CAPITAL	8
Balance, beginning of period		$4,792.8	$4,734.3	$4,759.7	$4,693.1
Share based compensation		0.1	—	18.6	14.8
Issued under DRIP		4.1	13.1	18.7	39.5
Balance, end of period		4,797.0	4,747.4	4,797.0	4,747.4

CONTRIBUTED SURPLUS
Balance, beginning of period		23.5	24.0	32.3	28.0
Share based compensation	9	1.6	5.4	11.3	14.6
Exercise of share based compensation awards		(0.1)	—	(18.6)	(13.2)
Balance, end of period		25.0	29.4	25.0	29.4

DEFICIT
Balance, beginning of period		(2,233.8)	(1,283.9)	(1,865.2)	(1,032.8)
Net income (loss)		(329.6)	52.2	(624.5)	(72.8)
Dividends declared		(21.8)	(63.6)	(95.5)	(189.7)
Balance, end of period		(2,585.2)	(1,295.3)	(2,585.2)	(1,295.3)

TOTAL SHAREHOLDERS' EQUITY		$2,236.8	$3,481.5	$2,236.8	$3,481.5
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2015 Financial Results	4

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED SEPTEMBER 30, 2015 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three and nine months ended September 30, 2015 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2014 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2014 annual Consolidated Financial Statements.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2014.
The Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on November 3, 2015.

PENGROWTH Third Quarter 2015 Financial Results	5

2.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2013	$6,587.7	$78.8	$6,666.5
Additions to PP&E	812.7	6.1	818.8
Property acquisitions	17.0	—	17.0
Change in asset retirement obligations	245.2	—	245.2
Divestitures	(164.8)	—	(164.8)
Balance, December 31, 2014	$7,497.8	$84.9	$7,582.7
Additions to PP&E	172.4	3.5	175.9
Property acquisitions	0.9	—	0.9
Change in asset retirement obligations	1.9	—	1.9
Divestitures	(100.9)	—	(100.9)
Balance, September 30, 2015	$7,572.1	$88.4	$7,660.5

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2013	$1,785.4	$63.5	$1,848.9
Depletion and amortization for the period	510.2	6.8	517.0
Impairment	486.3	—	486.3
Divestitures	(56.3)	—	(56.3)
Balance, December 31, 2014	$2,725.6	$70.3	$2,795.9
Depletion and amortization for the period	346.0	4.4	350.4
Impairment	409.0	—	409.0
Divestitures	(38.5)	—	(38.5)
Balance, September 30, 2015	$3,442.1	$74.7	$3,516.8

Net book value	Oil and natural gas assets	Other equipment	Total
As at September 30, 2015	$4,130.0	$13.7	$4,143.7
As at December 31, 2014	$4,772.2	$14.6	$4,786.8
During the nine months ended September 30, 2015, $7.5 million (September 30, 2014 – $11.7 million) of directly attributable general and administrative costs were capitalized to PP&E.
At September 30, 2015, certain capital related to Phase 2 of the Lindbergh thermal project ("Lindbergh Project") of $5.7 million (September 30, 2014 – $788.3 million) was excluded from the calculation of depletion.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the nine months ended September 30, 2015, $11.8 million (September 30, 2014 – $21.1 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 5.4 percent (September 30, 2014 – 5.7 percent).

PENGROWTH Third Quarter 2015 Financial Results	6

IMPAIRMENT TESTING
In light of a significant and sustained decline in both oil and natural gas benchmark prices in the third quarter of 2015, impairment tests were carried out on six CGUs, resulting in a $409.0 million PP&E impairment at September 30, 2015. The recoverable amount of each CGU was determined using fair value less costs to sell, with the assumptions noted below.
Impairments were recorded in the following CGUs:

•
Central CGU, located in Central Alberta, composed of primarily oil producing assets, recorded a $112.0 million PP&E impairment. The Central CGU had an estimated recoverable amount of $0.9 billion at September 30, 2015.

•
Eastern CGU, located primarily in Eastern Alberta, composed of primarily heavy oil producing assets, recorded an $18.0 million PP&E impairment. The Eastern CGU had an estimated recoverable amount of $0.3 billion at September 30, 2015.

•
Olds CGU, located in the Olds region of Alberta, primarily composed of natural gas and liquids producing assets, recorded a $63.0 million PP&E impairment. The Olds CGU had an estimated recoverable amount of $0.4 billion at September 30, 2015.

•
WCU Light Oil CGU, located in the Garrington/Lochend area of Alberta, composed of light oil producing assets, recorded a $128.0 million PP&E impairment. The WCU Light Oil CGU had an estimated recoverable amount of $0.4 billion at September 30, 2015.

•
Southern CGU, located primarily in Southern Alberta, composed of both natural gas and light oil producing assets, recorded a $45.0 million PP&E impairment. The Southern CGU had an estimated recoverable amount of $0.3 billion at September 30, 2015.

•
Northern CGU, located primarily in Northern Alberta, mainly composed of natural gas producing assets, recorded a $43.0 million PP&E impairment. The Northern CGU had an estimated recoverable amount of $0.2 billion at September 30, 2015.

The impairments noted above were recorded on the Consolidated Statements of Income (Loss) at September 30, 2015 and may be reversed, if and when the fair values of the impaired CGUs increase in the future periods. However, the impairment test is sensitive to lower commodity prices, which have been under significant downward pressure recently. Further declines in commodity prices could result in additional impairment charges if the recoverable values are further eroded by price decreases.
Recoverable Amount Calculation
The estimates of the above recoverable amounts were determined based on the following information, as applicable:
(a)     The net present value of the CGUs oil and gas reserves using:

i.
Proved plus probable reserves as estimated by Pengrowth’s independent reserves evaluator at December 31, 2014 adjusted to September 30, 2015 for price related economic revisions, 2015 divestments, year to date production and 15 percent cost reductions;

ii.	The October 1, 2015 commodity price forecast of Pengrowth’s independent reserves evaluator as noted below;

iii.	10 percent pre-tax discount rate representing an estimated market rate;
(b)    The fair value of undeveloped land estimated by management.
(c)    The fair value of infrastructure estimated by management.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

(a)
Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

(b)	Oil and natural gas prices. Forward price estimates for oil and natural gas are used in the cash flow model.
Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

(c)
Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital and the risks specific to the assets. Changes in the general economic environment could result in significant changes to this estimate.

(d)	Undeveloped land. The undeveloped land value is based on Pengrowth’s undeveloped land acreage and the current market prices for undeveloped land.

PENGROWTH Third Quarter 2015 Financial Results	7

(e)	Infrastructure. Assumptions that are valid at the time of infrastructure estimation may change significantly when new information becomes available.

For additional information see Note 2 to the December 31, 2014 audited Consolidated Financial Statements which contains a description of Pengrowth's accounting policies for impairments.

Below are the forward commodity price estimates used in the September 30, 2015 impairment test:

	WTI oil (1)	Foreign exchange rate	Edmonton light crude oil (1)	AECO gas (1)
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/MMBtu)
2015 (Q4)	45.00	0.75	56.00	2.97
2016	50.00	0.75	61.33	3.43
2017	55.00	0.78	64.52	3.62
2018	60.00	0.80	68.75	3.72
2019	65.00	0.83	72.73	3.81
2020	70.00	0.85	76.47	3.90
2021	75.00	0.85	82.35	4.10
2022	80.00	0.85	88.24	4.30
2023	85.00	0.85	94.12	4.50
2024	89.63	0.85	98.41	4.78
Thereafter	+ 2.0 percent/yr	0.85	+ 2.0 percent/yr	+ 2.0 percent/yr

(1)	Prices represent forecast amounts as at October 1, 2015 by Pengrowth's independent reserves evaluator.
At December 31, 2014, impairment tests were carried out on all CGUs in light of significant and rapid declines in benchmark prices at that time. This resulted in a $486.3 million impairment recorded at December 31, 2014. See Note 5 to the December 31, 2014 audited Consolidated Financial Statements for more information.

3.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2013	$419.3
Additions	127.8
Impairment	(57.0)
Balance, December 31, 2014	$490.1
Additions	4.9
Balance, September 30, 2015	$495.0

PENGROWTH Third Quarter 2015 Financial Results	8

4.	GOODWILL

Cost or deemed cost
Balance, December 31, 2013	$672.7
Divestitures	(19.2)
Impairment	(451.3)
Balance, December 31, 2014	$202.2
Divestitures	(3.2)
Impairment	(73.0)
Balance, September 30, 2015	$126.0
In 2015, Pengrowth had goodwill allocated to groups of CGUs resulting from several prior years' acquisitions. As Pengrowth disposes of certain properties, associated goodwill is included in the carrying amount of the properties when determining the gain or loss on disposal. This amount is measured on the basis of the relative value of the properties disposed of and the portion of the CGUs retained. This resulted in $3.2 million of goodwill removed as at September 30, 2015 (December 31, 2014 - $19.2 million).

IMPAIRMENT TESTING
Goodwill is stated at cost less accumulated impairment and divestitures. Goodwill is assessed for impairment at each year end, or when there is an indication of impairment, in conjunction with an assessment for impairment of PP&E and E&E. Pengrowth has been negatively impacted by a downturn in the forward benchmark prices and as a result, goodwill impairment tests were performed at September 30, 2015. This resulted in a $73.0 million impairment of goodwill for the nine months ended September 30, 2015 (September 30, 2014 - $nil). Similarly, goodwill was tested in the fourth quarter of 2014 resulting in a $451.3 million impairment.
The impairments noted above have been recorded on the Consolidated Statements of Income (Loss) and are not reversible in future periods. The remaining carrying value of goodwill at September 30, 2015 is $126.0 million and is not attributed to any specific CGU, thus this value is supported by the excess recoverable amount over the carrying value of a number of Pengrowth's CGUs.
An increase in the discount rate of two percent would result in approximately $33 million of additional goodwill impairment. A 10 percent decrease to the commodity prices forecast by Pengrowth’s independent reserves evaluator would result in approximately $56 million of additional goodwill impairment. The goodwill impairment testing is classified under level 3 of the fair value measurement hierarchy. See Note 2 to the December 31, 2014 audited Consolidated Financial Statements which contains a description of Pengrowth's accounting policies for impairments.

PENGROWTH Third Quarter 2015 Financial Results	9

5.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	September 30, 2015	December 31, 2014
U.S. dollar denominated senior unsecured notes:
71.5 million at 4.67 percent due May 2015	$—	$82.9
400 million at 6.35 percent due July 2017	533.4	463.4
265 million at 6.98 percent due August 2018	353.2	306.8
35 million at 3.49 percent due October 2019	46.6	40.5
115.5 million at 5.98 percent due May 2020	153.8	133.6
105 million at 4.07 percent due October 2022	139.7	121.3
195 million at 4.17 percent due October 2024	259.3	225.3
	$1,486.0	$1,373.8
U.K. pound sterling denominated unsecured notes:
50 million at 5.46 percent due December 2015	$100.9	$90.3
15 million at 3.45 percent due October 2019	30.2	27.0
	$131.1	$117.3
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 2018	$15.0	$15.0
25 million at 4.74 percent due October 2022	24.9	24.9
	$39.9	$39.9
Canadian dollar term credit facility borrowings	$260.0	$191.0
Total long term debt	$1,917.0	$1,722.0

Current portion of long term debt	$100.9	$173.2
Non-current portion of long term debt	1,816.1	1,548.8
	$1,917.0	$1,722.0
Pengrowth’s unsecured covenant based term credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of notional credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity. The facility was renewed on March 30, 2015 and has a maturity date of March 30, 2019.
This facility carries floating interest rates that are expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At September 30, 2015, the available facility was reduced by drawings of $260.0 million (December 31, 2014 – $191.0 million) and letters of credit in the amount of $21.8 million (December 31, 2014 – $25.0 million) were outstanding.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At September 30, 2015, this facility was reduced by drawings of $14.0 million (December 31, 2014 – $9.0 million) and reduced by $1.1 million of outstanding letters of credit (December 31, 2014 – $0.9 million). When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at September 30, 2015. The covenants are substantially similar between the credit facilities and the senior unsecured notes.

PENGROWTH Third Quarter 2015 Financial Results	10

6.	PROVISIONS
Provisions are composed of Asset Retirement Obligations ("ARO") and contract & other liabilities. The following provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2013	$606.2	$5.3	$611.5
Incurred during the period	6.8	4.4	11.2
Property acquisitions	3.5	—	3.5
Property dispositions	(66.5)	—	(66.5)
Revisions due to discount rate changes (1)	211.5	—	211.5
Expenditures on remediation/provisions settled	(22.9)	(0.5)	(23.4)
Other revisions	23.4	(0.4)	23.0
Accretion (amortization)	18.8	(1.6)	17.2
Balance, December 31, 2014	$780.8	$7.2	$788.0
Incurred during the period	0.4	1.0	1.4
Property dispositions	(12.0)	—	(12.0)
Expenditures on remediation/provisions settled	(12.1)	(0.6)	(12.7)
Other revisions	1.4	(1.1)	0.3
Accretion (amortization)	13.2	(1.1)	12.1
Balance, September 30, 2015	$771.7	$5.4	$777.1

(1)	Relates to the change in the risk free discount rate from 3.25 percent to 2.3 percent. The offset is recorded in PP&E.

As at September 30, 2015
Current	$14.0	$1.3	$15.3
Long term	757.7	4.1	761.8
	$771.7	$5.4	$777.1

As at December 31, 2014
Current	$24.9	$2.4	$27.3
Long term	755.9	4.8	760.7
	$780.8	$7.2	$788.0

The following assumptions were used to estimate the ARO liability:

	As at
	September 30, 2015	December 31, 2014
Total escalated future costs	$1,965.0	$2,007.0
Discount rate, per annum	2.3%	2.3%
Inflation rate, per annum	1.5%	1.5%
The majority of the costs are expected to be incurred between 2038 and 2079.

PENGROWTH Third Quarter 2015 Financial Results	11

7.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Nine months ended
	September 30, 2015	September 30, 2014
Loss before taxes	$(738.8)	$(78.8)
Combined federal and provincial tax rate	26.13%	25.30%
Expected income tax recovery	$(193.0)	$(19.9)
Foreign exchange loss (1)	17.0	4.7
Effect of change in corporate tax rate	8.1	—
Change in unrecognized deferred tax asset	31.0	—
Goodwill impairment	19.9	—
Other including share based compensation	2.7	9.2
Deferred income tax recovery	$(114.3)	$(6.0)

(1)	Reflects the 50% non-taxable portion of foreign exchange gains and losses and related risk management contracts.

8.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Nine months ended		Year ended
	September 30, 2015		December 31, 2014
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	533,438	$4,759.7	522,031	$4,693.1
Share based compensation (cash exercised)	—	—	257	1.6
Share based compensation (non-cash exercised)	3,188	18.6	1,985	13.2
Issued for cash under Dividend Reinvestment Plan ("DRIP")	6,407	18.7	9,165	51.8
Balance, end of period	543,033	$4,797.0	533,438	$4,759.7

9.	SHARE BASED COMPENSATION PLANS
A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at September 30, 2015, the number of shares issuable under the share based compensation plans, in aggregate, represents 2.2 percent of the issued and outstanding common shares, which is within the limit.
Share based compensation expense is composed of the following:

	Nine months ended
	September 30, 2015	September 30, 2014
Non-cash share based compensation	$11.3	$14.6
Amounts capitalized in the period	(0.9)	(1.2)
Non-cash share based compensation expense	$10.4	$13.4
Cash-settled phantom deferred share unit (recovery) expense	(0.1)	0.7
Total share based compensation expense	$10.3	$14.1

PENGROWTH Third Quarter 2015 Financial Results	12

LONG TERM INCENTIVE PLAN ("LTIP")
The following provides a continuity of the share settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2013	4,034	4,413	284
Granted	1,916	2,361	—
Forfeited	(259)	(285)	—
Exercised	(275)	(1,706)	—
Performance adjustment	108	—	—
Deemed dividends	421	385	24
Outstanding, December 31, 2014	5,945	5,168	308
Granted	2,769	3,532	—
Forfeited	(1,624)	(1,414)	—
Exercised	(871)	(2,285)	(31)
Performance adjustment	(968)	—	—
Deemed dividends	496	451	23
Outstanding, September 30, 2015	5,747	5,452	300
For the 2015 grants, Pengrowth may determine, at its sole discretion, that any shares issuable pursuant to the 2015 grants could be paid in cash equal to the fair market value of the shares otherwise issuable.
PREVIOUS LONG TERM INCENTIVE PLAN
As at September 30, 2015, 318,542 common shares (December 31, 2014 - 295,374 common shares) were reserved for issuance under the Deferred Entitlement Share Unit Plan ("DESU"). The DESUs are entitled to deemed dividends.
CASH-SETTLED PHANTOM DEFERRED SHARE UNITS ("PHANTOM DSUs")
As at September 30, 2015, Phantom DSUs, awarded to Directors, outstanding were 393,973 units (December 31, 2014 - 133,621 units) with a corresponding liability of $0.4 million (December 31, 2014 - $0.5 million). For the nine months ended September 30, 2015, Pengrowth recorded a $0.1 million compensation recovery related to the Phantom DSUs (September 30, 2014 - $0.7 million). Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including deemed dividends) to be paid upon the individual ceasing to be a Director for any reason.

PENGROWTH Third Quarter 2015 Financial Results	13

10.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended		Nine months ended
	September 30		September 30
Cash provided by (used for):	2015	2014	2015	2014
Accounts receivable	$21.8	$47.5	$2.3	$31.1
Accounts payable	(34.1)	(22.6)	(79.8)	(1.8)
	$(12.3)	$24.9	$(77.5)	$29.3
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Nine months ended
	September 30		September 30
Cash used for:	2015	2014	2015	2014
Accounts payable, including capital accruals	$(17.0)	$(12.0)	$(63.6)	$(30.4)

11.	AMOUNTS PER SHARE
The following reconciles the weighted average number of shares used in the basic and diluted net loss per share calculations:

	Three months ended		Nine months ended
	September 30		September 30
(000's)	2015	2014	2015	2014
Weighted average number of shares - basic	541,739	529,105	538,913	526,570
Dilutive effect of share based compensation plans	—	7,651	—	—
Weighted average number of shares – diluted	541,739	536,756	538,913	526,570
For the three and nine months ended September 30, 2015, 9.5 million shares and 5.0 million shares, respectively, (0.1 million and 7.4 million shares for the three and nine months ended September 30, 2014) that are issuable on exercise of the share based compensation plans were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

Further, for the three and nine months ended September 30, 2015, 16.1 million shares (23.0 million shares for the three and nine months ended September 30, 2014) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

PENGROWTH Third Quarter 2015 Financial Results	14

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
COMMODITY PRICE CONTRACTS
As at September 30, 2015, Pengrowth had the following contracts outstanding:

Financial Crude Oil Contracts:
Swaps
Differentials
Reference point	Term	Volume (bbl/d)	Price per bbl (Cdn)
Western Canada Select	Q4 2015	13,000	Cdn WTI less $18.61
Edmonton Light Sweet	Q4 2015	6,000	Cdn WTI less $7.63
Edmonton Light Sweet	Q1 2016	7,000	Cdn WTI less $7.52
Edmonton Light Sweet	Q2 2016	7,000	Cdn WTI less $6.85
Edmonton Light Sweet	Q3 2016	7,000	Cdn WTI less $6.85
Edmonton Light Sweet	Q4 2016	7,000	Cdn WTI less $6.85
Western Canada Select	2016	8,000	Cdn WTI less $18.32
Commodity
Reference point	Term	Volume (bbl/d)	Cdn$/bbl unless otherwise noted
WTI	Q4 2015	26,000	$93.68
WTI	Q1 2016	23,000	$91.58
WTI - $U.S.	Q1 2016	500	$63.29	$U.S.
WTI	Q2 2016	20,500	$88.97
WTI - $U.S.	Q2 2016	500	$63.29	$U.S.
WTI	Q3 2016	18,500	$88.53
WTI - $U.S.	Q3 2016	500	$63.29	$U.S.
WTI	Q4 2016	18,000	$88.25
WTI - $U.S.	Q4 2016	500	$63.29	$U.S.
WTI	2017	3,500	$79.85
WTI - $U.S.	2017	500	$55.15	$U.S.
WTI	2018	5,500	$80.49
Puts
Reference point	Term	Volume (bbl/d)	Price per bbl (Cdn)	Premium payable per bbl (Cdn)
WTI	Q1 2016	4,000	$90.00	$3.30
Financial Natural Gas Contracts:
Swaps
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)
AECO	Q4 2015	94,782	$3.63
NGI Chicago Index	Q4 2015	10,815	$4.20
AECO	Q1 2016	113,738	$3.43
AECO	Q2 2016	111,368	$3.25
AECO	Q3 2016	111,368	$3.25
AECO	Q4 2016	118,477	$3.34
AECO	Q1 2017	94,782	$3.55
AECO	Q2 2017	82,934	$3.48
AECO	Q3 2017	82,934	$3.48
AECO	Q4 2017	82,934	$3.48
AECO	2018	66,347	$3.59
AECO	2019	2,370	$3.52

PENGROWTH Third Quarter 2015 Financial Results	15

Puts
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)	Premium payable per MMBtu (Cdn)
AECO	Q1 2016	2,370	$3.48	$0.21
AECO	Q1 2016	2,370	$3.69	$0.29
AECO	Q1 2016	2,370	$3.94	$0.44
AECO	Q1 2016	2,370	$3.92	$0.41
AECO	Q2 2016	2,370	$3.48	$0.21
AECO	Q2 2016	2,370	$3.69	$0.29

Commodity Price Sensitivity on Risk Management Contracts as at September 30, 2015

Oil swaps and puts	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($13.9)	$13.9
Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	($7.2)	$7.2
Natural gas swaps and puts	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($27.0)	$27.0
As at close September 30, 2015, the AECO gas spot price was $2.79/MMBtu (September 30, 2014 – $4.12/MMBtu). The WTI prompt monthly price was Cdn$60.17/bbl (September 30, 2014 – Cdn$102.10/bbl).

Physical Delivery Contracts
As at September 30, 2015, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Physical Crude Oil Contracts:
Reference point	Term	Volume (bbl/d)	Price per bbl (Cdn)
Edmonton Light Sweet	Q4 2015	5,119	Cdn WTI less $7.78

POWER PRICE CONTRACTS
As at September 30, 2015, Pengrowth had fixed the price applicable to future power costs as follows:

Financial Power Contracts:
Reference point	Term	Volume (MW)	Price per MWh (Cdn)
AESO	Q4 2015	40	$49.53
AESO	2016	20	$44.13
As at close September 30, 2015, the Alberta power pool spot price was $23.64/MWh (September 30, 2014 – $25.05/MWh). The average Alberta power pool price was $26.09/MWh for the three months ended September 30, 2015 (September 30, 2014 – $64.34/MWh).
Power Price Sensitivity on Risk Management Contracts as at September 30, 2015
Each $1/MWh change in future power prices would result in a pre-tax change in the unrealized gain (loss) on power risk management contracts outstanding as at September 30, 2015 of approximately $0.3 million.

PENGROWTH Third Quarter 2015 Financial Results	16

FOREIGN EXCHANGE CONTRACTS
U.K. pound sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50.0	December 2015	0.50
15.0	October 2019	0.63
U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	July 2017	400.0	400.0	100%	0.79
Swap	August 2018	265.0	265.0	100%	0.78
Swap	October 2019	35.0	35.0	100%	0.78
Swap	May 2020	115.5	115.0	100%	0.78
Swap	October 2022	105.0	105.0	100%	0.77
No contracts	October 2024	195.0	—	—	—
		1,115.5	920.0	82%
During the first quarter of 2015, Pengrowth monetized all of its U.S. swap contracts that fixed the foreign exchange rate on Pengrowth’s U.S. dollar denominated term debt, except for contracts related to the May 2015 term debt settlement. This resulted in a Cdn$84.1 million realized foreign exchange gain in the first quarter of 2015 and the cash proceeds were used to pay down a portion of the credit facilities. Subsequent to the monetization, Pengrowth has entered into a series of new foreign exchange swap contracts as outlined in the table above. The foreign exchange swap contracts associated with the May 2015 term debt series settled in tandem with its maturity, resulting in a Cdn$9.8 million realized foreign exchange gain in the second quarter of 2015. Together, these transactions brought year to date 2015 realized foreign exchange gains from settlement of swap contracts to Cdn$93.9 million. At September 30, 2015, Pengrowth held a total of U.S.$920.0 million in foreign exchange swap contracts compared to U.S.$460 million at December 31, 2014.

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at September 30, 2015	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.2	$0.7
Unrealized foreign exchange risk management gain or loss	9.3	0.7
Net pre-tax impact on Consolidated Statements of Income (Loss)	$1.9	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at September 30, 2014	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Consolidated Statements of Income (Loss)	$7.3	$—

PENGROWTH Third Quarter 2015 Financial Results	17

Interest Rate Sensitivity
Bank Interest Cost
As at September 30, 2015, Pengrowth had approximately $1.9 billion of current and non-current long term debt outstanding (December 31, 2014 - $1.7 billion) of which $260.0 million was based on floating interest rates (December 31, 2014 - $191.0 million). A 1 percent increase in interest rates would increase pre-tax interest expense by approximately $2.0 million for the nine months ended September 30, 2015 (September 30, 2014 - $nil), assuming the amount was outstanding for the entire period.

Summary of Gains and Losses on Risk Management Contracts
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the nine month period ended September 30, 2015	Commodity contracts (1)	Power contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$250.7	$—	$0.4	$251.1
Non-current portion of risk management assets	87.3	0.1	52.1	139.5
Current portion of risk management liabilities	(2.4)	(1.7)	—	(4.1)
Non-current portion of risk management liabilities	(0.4)	(0.3)	—	(0.7)
Risk management assets (liabilities), end of period	$335.2	$(1.9)	$52.5	$385.8
Less: Risk management assets (liabilities) at beginning of period	421.1	(2.9)	50.8	469.0
Unrealized gain (loss) on risk management contracts for the period	$(85.9)	$1.0	$1.7	$(83.2)
Realized gain (loss) on risk management contracts for the period	229.3	(3.2)	93.9	320.0
Total unrealized and realized gain (loss) on risk management contracts for the period	$143.4	$(2.2)	$95.6	$236.8

As at and for the nine month period ended September 30, 2014	Commodity contracts (1)	Power and Interest contracts (4)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$—	$1.1	$5.4	$6.5
Non-current portion of risk management assets	—	—	35.3	35.3
Current portion of risk management liabilities	(60.4)	—	(0.7)	(61.1)
Non-current portion of risk management liabilities	(23.8)	—	(6.8)	(30.6)
Risk management assets (liabilities), end of period	$(84.2)	$1.1	$33.2	$(49.9)
Less: Risk management assets (liabilities) at beginning of period	(80.0)	(1.4)	12.0	(69.4)
Unrealized gain (loss) on risk management contracts for the period	$(4.2)	$2.5	$21.2	$19.5
Realized loss on risk management contracts for the period	(117.8)	0.1	(0.9)	(118.6)
Total unrealized and realized gain (loss) on risk management contracts for the period	$(122.0)	$2.6	$20.3	$(99.1)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

(3)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Income (Loss).

(4)	Unrealized gains and losses are included in other (income) expense and interest expense, respectively. Realized gains and losses are included in operating expense and interest expense, respectively.

PENGROWTH Third Quarter 2015 Financial Results	18

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, bank indebtedness and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value. The following tables provide fair value measurement information for financial assets and liabilities.

			Fair value measurements using:
As at September 30, 2015	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$74.8	$74.8	$74.8	$—	$—
Fair value of risk management contracts	390.6	390.6	—	390.6	—

Financial Liabilities
Convertible debentures	137.1	102.6	102.6	—	—
U.S. dollar denominated senior unsecured notes	1,486.0	1,575.4	—	1,575.4	—
Cdn dollar senior unsecured notes	39.9	42.2	—	42.2	—
U.K. pound sterling denominated unsecured notes	131.1	132.0	—	132.0	—
Fair value of risk management contracts	4.8	4.8	—	4.8	—

			Fair value measurements using:
As at December 31, 2014	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$60.4	$60.4	$60.4	$—	$—
Fair value of risk management contracts	482.2	482.2	—	482.2	—

Financial Liabilities
Convertible debentures	137.2	135.3	135.3	—	—
U.S. dollar denominated senior unsecured notes	1,373.8	1,457.7	—	1,457.7	—
Cdn dollar senior unsecured notes	39.9	41.5	—	41.5	—
U.K. pound sterling denominated unsecured notes	117.3	120.6	—	120.6	—
Fair value of risk management contracts	13.2	13.2	—	13.2	—

PENGROWTH Third Quarter 2015 Financial Results	19

13.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Currency exchange rate ($1Cdn = $U.S.) at period end	$0.75	$0.89	$0.75	$0.89
Unrealized foreign exchange loss on U.S. dollar denominated debt	$95.8	$63.9	$198.1	$67.0
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt	3.7	(0.7)	13.8	3.4
Total unrealized foreign exchange loss from translation of foreign denominated debt	$99.5	$63.2	$211.9	$70.4
Unrealized (gain) loss on U.S. foreign exchange risk management contracts	$(54.1)	$(20.8)	$11.8	$(17.6)
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	(4.1)	0.3	(13.5)	(3.6)
Total unrealized gain on foreign exchange risk management contracts	$(58.2)	$(20.5)	$(1.7)	$(21.2)
Total unrealized foreign exchange loss	$41.3	$42.7	$210.2	$49.2
Total realized foreign exchange (gain) loss	$0.6	$(0.8)	$(91.2)	$0.7

14.	SUBSEQUENT EVENTS
On October 22, 2015, Pengrowth entered into a Purchase and Sale agreement for the disposition of its non-core Jenner area properties in south eastern Alberta for cash consideration of $80 million, prior to closing adjustments. The sale is expected to close prior to year end and result in an after tax loss of approximately $38 million.
On October 29, 2015, Pengrowth received notification from the New York Stock Exchange ("NYSE") that it was no longer in compliance with one of the NYSE’s listing standards, as the closing price of Pengrowth’s common stock was less than US$1.00 per share over a consecutive 30 trading-day period. Pengrowth has 6 months from the date of notification to regain compliance with the NYSE’s price listing standard to avoid delisting.
On October 30, 2015, Pengrowth closed the sale of its non-core Bodo property in eastern Alberta and western Saskatchewan for cash consideration of $95 million, prior to closing adjustments. It is not expected that a material gain or loss on this transaction will be recorded.

PENGROWTH Third Quarter 2015 Financial Results	20